Exhibit 99.1

VBL Therapeutics Announces Appointment of Dr. Rachel W. Humphrey to Head of the Scientific Advisory Board

TEL AVIV, Israel, June 21, 2016 – VBL Therapeutics (Nasdaq: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced the appointment of Rachel W. Humphrey, MD, PhD, an expert in oncology drug development and one of the pioneers of the immuno-oncology field, to head the Company’s Scientific Advisory Board.

“We are delighted to have Dr. Humphrey join as the head of our Scientific Advisory Board. She brings a wealth of experience in oncology drug development and has a track record of success in managing product development from pre-IND stage to commercialization,” said Dror Harats, Chief Executive Officer of VBL Therapeutics. “We look forward to her contributions as we continue to advance our lead therapeutic candidate VB-111 in multiple oncology indications. The addition of Dr. Humphrey complements an already outstanding group of oncology leaders on our SAB.”

Dr. Humphrey is a medical oncologist with extensive pharmaceutical industry experience in global product development as well as expertise in Immuno-Oncology. She is currently the Chief Medical Officer (and former member of the Board of Directors) of CytomX, a biopharmaceutical company developing investigational Probody™ therapeutics for the treatment of cancer. Prior to CytomX, key roles have included Senior Vice President and Head of Immuno-Oncology at AstraZeneca Pharmaceuticals where she supervised the development of the immuno-oncology portfolio, including durvalumab (PD-L1 inhibitor) and tremelimumab (CTLA-4 inhibitor) and the combination thereof. As Vice President, Global Oncology Development at Bristol Myers Squibb, Dr. Humphrey supervised the development of ipilimumab (YervoyTM) from early stage through global launch for the treatment of advanced melanoma and at Bayer Pharmaceuticals, she played a similar role in the development of sorafenib (NexavarTM) for the treatment of advanced renal cancer.

Dr. Humphrey received her training in Clinical Oncology at the National Cancer Institute, where she remained until 1997 as a Staff Physician/Scientist in the HIV and AIDS Malignancy Branch. She received a Bachelor of Arts from Harvard College and an MD from CWRU Medical School in Cleveland, Ohio. She earned post-graduate degrees in Internal Medicine from Johns Hopkins Hospital, and in Medical Oncology from the National Cancer Institute.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. VB-111 is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >170 cancer patients and we have observed its efficacy signals in an ”all comers“ Phase 1 trial as well as in three tumor-specific Phase 2 studies. The mechanism of VB-111 combines blockade of tumor vasculature with an anti-tumor immune response. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor. VB-111 is currently being studied in a Phase 3 pivotal trial for Recurrent Glioblastoma (rGBM) and in Phase 2 trials for Ovarian Cancer and Thyroid Cancer. The GLOBE trial for rGBM is being conducted under an FDA Special Protocol Assessment (SPA), and VB-111 has obtained fast track and Orphan designations.

Forward Looking Statements:

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of VB-111 and its therapeutic potential and clinical results, including statements related to the Phase 3 pivotal trial for rGBM. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979